EXHIBIT 99.1

For Immediate Release 22-43-TR	Date:	July 7, 2022

Teck Provides Steelmaking Coal Sales and Pricing Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited second quarter 2022 steelmaking coal sales volumes and realized prices.

Our realized second quarter steelmaking coal sales were 6.3 million tonnes, within our previously announced guidance of 6.3 – 6.7 million tonnes. Record steelmaking coal FOB prices resulted in an increase in our average realized steelmaking coal price in the second quarter to US$453 per tonne. We expect to record provisional pricing adjustments of negative $73 million in the quarter due to the decline in coal prices at quarter end.

Our second quarter 2022 financial results are scheduled for release on July 27, 2022.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com